UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.             )*

Tongjitang Chinese Medicines Company

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

American Depositary Shares, evidenced by American Depositary

Receipts, each representing four Ordinary Shares

(Title of Class of Securities)

G8918E106 (Ordinary Shares)

89025E103 (American Depositary Shares)

(CUSIP Number)

Jianguo Yang Fosun Industrial Co., Limited Flat/Room 808 ICBC Tower 3 Garden Road Hong Kong China 021-63321633	With a copy to: David Vander Haar Faegre & Benson LLP 2200 Wells Fargo Center 90 S. Seventh Street Minneapolis, MN 55402 (612) 766-8705

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 17th, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8918E106        89025E103

1.	NAME OF REPORTING PERSON Fosun Industrial Co., Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE Instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong, China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 7,263,176*
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 7,263,176*
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,263,176*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.37%*
14.	TYPE OF REPORTING PERSON (SEE Instructions) CO

*	Number of shares is number of Ordinary Shares. Fosun Industrial Co., Limited (“Fosun Industrial”) holds 1,815,794 American Depositary Shares (“ADSs”), each representing 4 Ordinary Shares. Percent of class is based on 135,349,722 Ordinary Shares reported as issued and outstanding at December 31, 2007 in the Issuer’s Form 20-F for the fiscal year ended December 31, 2007 filed with the Securities and Exchange Commission on June 30, 2008.

Item 1.	Security and Issuer

This Schedule 13D relates to Ordinary Shares, par value $0.001 per ordinary share (the “Ordinary Shares”), and American Depositary Shares, as evidenced by American Depositary Receipts, each representing four Ordinary Shares (the “ADSs”) of Tongjitang Chinese Medicines Company (the “Issuer”), incorporated under the laws of the Cayman Islands. The ADSs are listed on the New York Stock Exchange under the symbol “TCM.” The principal executive offices of the Issuer are located at 5th Floor, Block B, Baiying Medical Device Park, Nanhai Avenue South, Nanshan District, Shenzhen, Guangdong Province 518067, People’s Republic of China.

Item 2.	Identity and Background

(a) – (c), (f). This Schedule 13D is filed by Fosun Industrial Co., Limited (“Fosun Industrial”), a corporation organized under the laws of Hong Kong, China. The principal business address for Fosun Industrial is Flat/Room 808, ICBC Tower, 3 Garden Road, Hong Kong, China. Fosun Industrial is principally engaged in selling and providing consulting services for Chinese and Western medicines, diagnostic reagents and medical devices, as well as in an import and export business. Fosun Industrial is a wholly owned subsidiary of Shanghai Fosun Pharma R&D Co. Ltd. (“Fosun Pharma R&D”). Fosun Pharma R&D is a wholly owned subsidiary of Shanghai Fosun Pharmaceutical Group Co. Ltd (“Fosun Pharma”), which in turn is a subsidiary of Fosun International Limited (“Fosun International”). Fosun International is a subsidiary of Fosun Holdings Limited (“Fosun Holdings”), which in turn is a subsidiary of Fosun International Holdings Ltd. (“Fosun International Holdings”). Fosun International Holdings is controlled by Guo Guangchang. The place of organization, principal business address and principal business of Fosun Pharma R&D, Fosun Pharma, Fosun International, Fosun Holdings and Fosun International Holdings is set forth in Exhibit 99.1, which is attached hereto and incorporated by reference. The name, business address, present principal employment and citizenship of Mr. Guangchang and each director and executive officer of Fosun Industrial is set forth in Exhibit 99.1.

(d) – (e). During the last five years, neither Fosun Industrial nor any person named in Exhibit 99.1 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Fosun Industrial purchased the ADSs that are the subject of this statement with its working capital.

Item 4.	Purpose of Transaction

Fosun Industrial acquired the ADSs that are the subject of this Schedule 13D for investment purposes. Fosun Industrial will continue to evaluate its ownership and voting position in the Issuer and may consider and pursue the following future courses of action, among others: (i) continuing to hold the ADSs for investment; (ii) acquiring additional ADSs or Ordinary Shares in the open market or in privately negotiated transactions; or (iii) disposing of all or a portion of the ADSs in open market sales or in privately negotiated transactions. Fosun Industrial’s future actions with regard to this investment will be dependent upon its review and evaluation of numerous factors, including the price levels of the Issuer’s ADSs and Ordinary Shares; the Issuer’s business, financial condition, operating results and prospects; general market and economic conditions; and the relative attractiveness of alternative business and investment opportunities. Consistent with its investment purpose, Fosun Industrial or its representatives may engage in communications with other shareholders of the Issuer and members of the Issuer’s management and board of directors with regard to the business operations of the Issuer and strategies for enhancing shareholder value.

Except as set forth above, Fosun Industrial has no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Fosun Industrial reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified in the previous sentence.

Item 5.	Interest in Securities of the Issuer

(a) See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of Ordinary Shares underlying the ADSs that are beneficially owned by Fosun Industrial as of October 16th, 2008.

(b) See Items 7 through 10 of the cover pages to this Schedule 13D for the number and percentage of Ordinary Shares underlying the ADSs beneficially owned by Fosun Industrial as of October 16th, 2008 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

(c) During the past 60 days, Fosun Industrial purchased a total of 1,815,794 ADSs for cash in open market transactions on the dates and at the weighted average prices per ADS set forth on Exhibit 99.2, which is attached hereto and incorporated herein by reference.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Neither Fosun Industrial nor, to Fosun Industrial’s knowledge, any person named in Exhibit 99.1 is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including the transfer or voting of any Issuer securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description
99.1	List of directors and executive officers of Fosun Industrial and information regarding persons controlling Fosun Industrial.

99.2	Information regarding purchases of Tongjitang ADSs by Fosun Industrial during the past 60 days.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 17th, 2008

FOSUN INDUSTRIAL CO., LIMITED

By:	/S/ WANG QUNBIN
Wang Qunbin Chairman of the Board of Directors